Alcon Reports Fourth Quarter and Full Year 2020 Results

•Fourth quarter sales of $1.9 billion return to growth, up 2% or 1% constant currency
•Continued recovery resulted in full year sales of $6.8 billion, 8% below last year
•New product launches driving market share gains; executing on strategic initiatives
•Generated $823 million in cash from operations and $350 million in free cash flow

Geneva, February 23, 2021 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the fourth quarter and full year ended December 31, 2020. For the fourth quarter of 2020, worldwide sales were $1.9 billion, an increase of 2% on a reported basis and an increase of 1% on a constant currency basis(2), as compared to the same quarter of the previous year. Fourth quarter 2020 diluted earnings per share were $0.19 and core diluted earnings per share were $0.41. Full year 2020 diluted losses per share were $1.09 and core diluted earnings per share were $1.04.
Fourth quarter and full year 2020 key figures

	Three months ended December 31		Twelve months ended December 31
	2020	2019	2020	2019
Net sales ($ millions)	1,925	1,881	6,763	7,362
Operating margin (%)	7.3%	(3.6)%	(7.1)%	(2.5)%
Core operating margin (%)(1)	14.9%	17.1%	11.7%	17.2%
Earnings/(Loss) per share ($)	0.19	(0.19)	(1.09)	(1.34)
Core diluted earnings per share ($)(1)	0.41	0.45	1.04	1.89
"2020 was an extraordinary year as our 23,000+ associates around the globe navigated the challenges of a global health crisis. Amid this uncertainty, we made significant progress on our strategic priorities. Our innovation pipeline continues to deliver exciting new products for 2021, which will create meaningful benefits for our patients and customers, fuel our top line trajectory and capture market share," said David Endicott, Chief Executive Officer.
Mr. Endicott continued, "The ongoing recovery of our business is a testament to the durability of our end markets, agility and motivation of our associates, and our ability to create value and address unmet needs with an exciting pipeline of innovation."

Fourth quarter and full year 2020 results
Worldwide sales for the fourth quarter were $1.9 billion, an increase of 2% on a reported basis and an increase of 1% on a constant currency basis, compared to the fourth quarter of 2019. Fourth quarter sales returned to growth, with strong performance in North America partially offset by International sales.

For the twelve months ended December 31, 2020, worldwide sales were $6.8 billion, a decrease of 8% on a reported and constant currency basis, compared to the twelve months ended December 31, 2019. The significant impact of the broad shutdowns resulting from the pandemic in the second quarter was partially offset by the substantial recovery in the second half of the year as businesses reopened and surgeries resumed.
The following table highlights net sales by segment for the fourth quarter and full year of 2020:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(2)	2020	2019	$	cc(2)

Surgical
Implantables	350	338	4	4	1,126	1,210	(7)	(6)
Consumables	587	594	(1)	(3)	1,952	2,304	(15)	(15)
Equipment/other	191	172	11	10	632	660	(4)	(3)
Total Surgical	1,128	1,104	2	1	3,710	4,174	(11)	(11)
Vision Care
Contact lenses	490	460	7	5	1,838	1,969	(7)	(7)
Ocular health	307	317	(3)	(3)	1,215	1,219	—	1
Total Vision Care	797	777	3	1	3,053	3,188	(4)	(4)
Net sales to third parties	1,925	1,881	2	1	6,763	7,362	(8)	(8)
4Q20 Surgical growth driven by innovation
Surgical net sales of $1.1 billion, which include implantables, consumables and equipment/other, increased 2%, or 1% on a constant currency basis, compared to the fourth quarter of 2019, primarily due to strong adoption of PanOptix, the launch of Vivity and demand for innovation in surgical diagnostics and phaco equipment and accessories. This was partially offset by reduced demand in monofocal intraocular lenses and consumables as a result of the continued impact of COVID-19 on procedures. For the twelve months ended December 31, 2020, Surgical net sales decreased 11% compared to the twelve months ended December 31, 2019.

4Q20 Vision Care growth driven by contact lenses; Precision1 gaining momentum
Vision Care net sales of $0.8 billion, which include contact lenses and ocular health, grew 3%, or 1% on a constant currency basis, compared to the fourth quarter of 2019. The strong performance of contact lenses was driven by reusable lenses and the continued growth of Precision1. The ongoing launch of Pataday allergy relief eye drops partially offset declines in artificial tears and contact lens care. Vision Care net sales for the full year of 2020 decreased 4% compared to the twelve months ended December 31, 2019.

Operating income/loss
Fourth quarter 2020 operating income was $141 million, which includes charges of $249 million from the amortization of certain intangible assets, $49 million of impairment charges and $36 million of separation costs, partially offset by a $166 million gain on post-employment benefit plan amendments. Excluding these and other adjustments, fourth quarter 2020 core operating income was $287 million. Fourth quarter core operating margin of 14.9% decreased from last year's core margin of 17.1%. Higher investments in research and development and marketing and sales, in addition to unabsorbed fixed overhead costs and inventory provisions, were partly offset by favorable mix. Foreign exchange had a negative 40 bps impact on core operating margin.
Operating loss for the twelve months ended December 31, 2020 was $482 million, which includes charges of $1.0 billion from the amortization of certain intangible assets, $217 million of separation costs, $167 million of impairment charges and $49 million of transformation program costs, partially offset by a $154 million net gain on post-employment benefit plan amendments and a $63 million benefit for fair value adjustments of contingent consideration liabilities. Excluding these and other adjustments, core operating income in 2020 was $789 million and core operating margin was 11.7% compared to 17.2% for the same period last year. Foreign exchange had a negative 40 bps impact on core operating margin.

Diluted earnings/losses per share (EPS)
Fourth quarter 2020 diluted earnings per share were $0.19. Core diluted earnings per share were $0.41 for the fourth quarter.
Diluted losses per share for the twelve months ended December 31, 2020 were $1.09. Core diluted earnings per share were $1.04 for the twelve months ended December 31, 2020.

Proposed dividend
The Company's Board of Directors proposed a dividend of CHF 0.10 per share, based on 2020 financial results. The Company's shareholders will vote on this proposal at the 2021 Annual General Meeting on April 28, 2021.

Balance sheet highlights
The Company ended the fourth quarter with a cash position of $1.6 billion. Cash flow from operations totaled $823 million and free cash flow(4) amounted to $350 million compared to $367 million in the previous year, with lower cash flow from operations partially offset by lower capital spending. Financial debts totaled $4.1 billion, including $750 million of senior notes issued in May 2020. The Company ended the fourth quarter with a net debt(3) position of $2.6 billion. The Company continues to have $1.0 billion available in its existing revolving credit facility as of February 23, 2021.

Financial Outlook
Due to the uncertain scope and duration of the ongoing COVID-19 outbreak, the Company is unable to provide an estimate for financial results for the full year 2021.
The Company is managing discretionary spend in line with sales recovery, and phasing capital expenditures while continuing with separation, transformation and strategic investment priorities. In addition, the Company is focused on preparing its commercial programs to support the market recovery.

Webcast and Conference Call Instructions
The Company will host a conference call on February 24 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its full year and fourth quarter 2020 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

Today, Alcon will issue its 2020 Annual Report, which will be available on https://investor.alcon.com/financials/annual-reports/default.aspx. Alcon will also file its 2020 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2021/Alcons-Fourth-Quarter-and-Full-Year-2020-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)
(1)    Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)    Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)    Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)    Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2020		2019		2020		2019

United States	844	44%	780	41%	2,975	44%	3,055	41%
International	1,081	56%	1,101	59%	3,788	56%	4,307	59%
Net sales to third parties	1,925	100%	1,881	100%	6,763	100%	7,362	100%

Consolidated income statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except earnings/(loss) per share)	2020	2019	2020	2019
Net sales to third parties	1,925	1,881	6,763	7,362
Other revenues	15	32	70	146
Net sales and other revenues	1,940	1,913	6,833	7,508
Cost of net sales	(1,052)	(972)	(3,830)	(3,719)
Cost of other revenues	(13)	(28)	(63)	(127)
Gross profit	875	913	2,940	3,662
Selling, general & administration	(737)	(714)	(2,694)	(2,847)
Research & development	(155)	(164)	(673)	(656)
Other income	210	20	235	55
Other expense	(52)	(123)	(290)	(401)
Operating income/(loss)	141	(68)	(482)	(187)
Interest expense	(31)	(34)	(124)	(113)
Other financial income & expense	(6)	(5)	(29)	(32)
Income/(loss) before taxes	104	(107)	(635)	(332)
Taxes	(9)	16	104	(324)
Net income/(loss)	95	(91)	(531)	(656)

Earnings/(loss) per share ($)
Basic	0.19	(0.19)	(1.09)	(1.34)
Diluted	0.19	(0.19)	(1.09)	(1.34)

Weighted average number of shares outstanding (millions)
Basic	489.2	488.2	489.0	488.2
Diluted	492.4	488.2	489.0	488.2

Balance sheet highlights

($ millions)	December 31, 2020	December 31, 2019
Cash and cash equivalents	1,557	822
Current financial debts	169	261
Non-current financial debts	3,949	3,218

Free cash flow
The following is a summary of Alcon free cash flow for the twelve months ended December 31, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2020	2019
Net cash flows from operating activities	823	920
Purchase of property, plant & equipment	(479)	(553)
Proceeds from sale of property, plant & equipment	6	—
Free cash flow	350	367

Net (debt)/liquidity

($ millions)	At December 31, 2020
Current financial debts	(169)
Non-current financial debts	(3,949)
Total financial debt	(4,118)

Less liquidity:
Cash and cash equivalents	1,557
Derivative financial instruments	3
Total liquidity	1,560
Net (debt)	(2,558)

Reconciliation of IFRS to Core Results
Three months ended December 31, 2020

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	875	249	49	2	—	—	14	1,189
Operating income	141	249	49	36	15	(166)	(37)	287
Income before taxes	104	249	49	36	15	(166)	(37)	250
Taxes(8)	(9)	(41)	(12)	(6)	(3)	40	(16)	(47)
Net income	95	208	37	30	12	(126)	(53)	203
Basic earnings per share ($)	0.19							0.41
Diluted earnings per share ($)	0.19							0.41
Basic - weighted average shares outstanding (millions)(9)	489.2							489.2
Diluted - weighted average shares outstanding (millions)(9)	492.4							492.4

Adjustments to arrive at core operating income
Selling, general & administration	(737)	—	—	8	—	—	—	(729)
Research & development	(155)	—	—	—	—	—	(19)	(174)
Other income	210	—	—	—	—	(166)	(32)	12
Other expense	(52)	—	—	26	15	—	—	(11)

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to Core Results' tables.
Three months ended December 31, 2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation costs(4)	Other items(7)	Core results
Gross profit	913	253	3	—	5	1,174
Operating (loss)/income	(68)	269	82	39	(1)	321
(Loss)/income before taxes	(107)	269	82	39	(1)	282
Taxes(8)	16	(36)	(17)	(4)	(18)	(59)
Net (loss)/income	(91)	233	65	35	(19)	223
Basic (loss)/earnings per share ($)	(0.19)					0.46
Diluted (loss)/earnings per share ($)	(0.19)					0.45
Basic - weighted average shares outstanding (millions)(9)	488.2					488.2
Diluted - weighted average shares outstanding (millions)(9)	488.2					491.0

Adjustments to arrive at core operating income
Selling, general & administration	(714)	—	9	—	1	(704)
Research & development	(164)	16	1	—	(4)	(151)
Other income	20	—	—	—	(8)	12
Other expense	(123)	—	69	39	5	(10)

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to Core Results' tables.

Reconciliation of IFRS to Core results (continued)
Twelve months ended December 31, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortiza-tion of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(8)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(9)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(9)	489.0							491.8

Adjustments to arrive core operating income
Selling, general & administration	(2,694)	—	—	22	—	—	—	(2,672)
Research & development	(673)	20	61	—	—	—	(25)	(617)
Other income	235	—	—	—	—	(166)	(36)	33
Other expense	(290)	—	—	182	49	12	—	(47)

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to Core Results' tables.
Twelve months ended December 31, 2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	3,662	1,007	10	—	—	(16)	4,663
Operating (loss)/income	(187)	1,040	237	52	32	91	1,265
(Loss)/income before taxes	(332)	1,040	237	52	32	91	1,120
Taxes(8)	(324)	(140)	(54)	(7)	(8)	338	(195)
Net (loss)/income	(656)	900	183	45	24	429	925
Basic (loss)/earnings per share ($)	(1.34)						1.89
Diluted (loss)/earnings per share ($)	(1.34)						1.89
Basic - weighted average shares outstanding (millions)(9)	488.2						488.2
Diluted - weighted average shares outstanding (millions)(9)	488.2						490.1

Adjustments to arrive core operating income
Selling, general & administration	(2,847)	—	30	—	—	15	(2,802)
Research & development	(656)	33	4	—	—	35	(584)
Other income	55	—	—	—	—	(9)	46
Other expense	(401)	—	193	52	32	66	(58)

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to Core Results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)For the three months ended December 31, 2020, Other income includes impacts from post-employment benefit plan amendments.
For the twelve months ended December 31, 2020, Other income and other expense include impacts from pension and other post-employment benefit plan amendments.
(6)Includes legal settlement costs and certain external legal fees.
(7)For the three months ended December 31, 2020, Gross profit includes losses on disposal of property, plant & equipment and a fair value adjustment of a contingent consideration liability. Research & development includes a $26 million fair value adjustment of a contingent consideration liability, partially offset by $7 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For the three months ended December 31, 2019, Gross profit includes $5 million in manufacturing sites consolidation activities and integration of recent acquisitions. Selling, general & administration includes integration of recent acquisitions. Research & development includes $24 million in fair value adjustments for contingent consideration liabilities partially offset by $20 million for the amortization of option rights and the integration of recent acquisitions. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes fair value adjustments of a financial asset and other items.
For the twelve months ended December 31, 2020, Gross profit includes $35 million primarily for losses on disposal of property, plant & equipment partially offset by $3 million in fair value adjustments of contingent consideration liabilities. Research & development includes $60 million in fair value adjustments of contingent consideration liabilities, partially offset by $35 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For the twelve months ended December 31, 2019, Gross profit includes $37 million in fair value adjustments of contingent consideration liabilities, partially offset by $21 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $73 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $38 million in fair value adjustments for contingent consideration liabilities. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes spin readiness costs, fair value adjustments of a financial asset and other items.
(8)For the three months ended December 31, 2020, total tax adjustments of $38 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $146 million totaled $25 million with an average tax rate of 17.1%. Core tax adjustments for discrete items totaled $13 million, primarily related to a change in estimate related to periods prior to the Spin-off.
For the three months ended December 31, 2019, total tax adjustments of $75 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $389 million totaled $43 million with an average tax rate of 11.1%. Core tax adjustments for discrete items were $32 million, primarily related to rate changes in the US following legal entity reorganizations executed related to the Spin-off.
For the twelve months ended December 31, 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
For the twelve months ended December 31, 2019, total tax adjustments of $129 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.5 billion totaled $215 million with an average tax rate of 14.8%. Core tax adjustments for discrete items totaled $344 million, primarily including $304 million in non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.
(9)Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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